EXHIBIT 12.1
APPROACH RESOURCES INC.
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended	Years Ended December 31,
(in thousands, except ratios)	March 31, 2011	2010	2009	2008	2007	2006
COMPUTATION OF (LOSS) EARNINGS:
Earnings (loss) before income taxes	$2,276	$11,562	$(6,014)	$35,497	$2,601	$32,958
Fixed charges	524	2,219	1,809	1,320	5,564	3,776

	$2,800	$13,781	$(4,205)	$36,817	$8,165	$36,734

COMPUTATION OF FIXED CHARGES:
Interest expense(1)	$517	$2,198	$1,787	$1,311	$5,551	$3,766
Implicit interest in rent	7	21	22	9	13	10

	$524	$2,219	$1,809	$1,320	$5,564	$3,776

Ratio of (loss) earnings to fixed charges(2)	5.35x	6.21x	— (3)	27.89x	1.47x	9.73x

(1)	For purposes of computing this ratio, we have excluded interest income from interest expense amounts reported on the consolidated statement of operations.

(2)	The ratio has been computed by dividing (loss) earnings by fixed charges. For purposes of computing the ratio, (i) (loss) earnings consist of (loss) income before income taxes, and (ii) fixed charges consist of interest expense and a portion of rentals representative of an implicit interest factor for such rentals.

(3)	Due to our net loss for the year ended December 31, 2009, the coverage ratio for this period was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $4.2 million for the year ended December 31, 2009.